Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings and Voting Results of the meeting of the Equity Shareholders of Tata Motors Limited (“the Company”) convened by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”) held on March 5, 2021

Mumbai, March 5, 2021: Pursuant to the order dated January 4, 2021 and corrigendum dated January 13, 2021 to the said order (‘Order’) passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (‘Hon’ble Tribunal’ or ‘NCLT’), and in compliance with applicable provisions of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’), the meeting of the Equity Shareholders of the Company (“Meeting”) was held on Friday, March 5, 2021 at 3.30 p.m. IST through two-way video conferencing (“VC”)/ other audio visual means (“OAVM”) to transact the business contained in the Notice dated January 22, 2021 (“Notice”), for approval of Scheme of arrangement between the Company and TML Business Service Analytics Limited and their respective shareholders (“Scheme”). We would like to inform that the business contained in the Notice was transacted and passed by the shareholders with requisite majority.

In this regard, please find reproduced below the following:

i.Summary of the proceedings of the meeting of the Company, as required under Regulation 30 and Part A of Schedule Ill of the SEBI Listing Regulations - Annexure A.

ii.Consolidated voting results of the postal ballot, remote e-voting (prior to and during the meeting), in relation to the business transacted at the meeting, as required under Regulation 44(3) of the SEBI Listing Regulations - Annexure B.

iii.The Scrutinizer’s Report dated March 5, 2021, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure C.

The meeting concluded at 4:55 p.m. (IST).

The voting results alongwith the Scrutinizer’s Report is available on the Company’s website at www.tatamotors.com and the National Securities Depository Limited at www.evoting.nsdl.com.

You are requested to kindly take the same on record.

Annexure A

Summary of proceedings of the meeting of the Equity Shareholders of Tata Motors Limited (“the Transferor Company”/“the Company”) convened by the Hon’ble National Company Law Tribunal, Mumbai Bench on March 5, 2021

The meeting of the Equity Shareholders of the Company convened by the Hon’ble National Company Law Tribunal, Mumbai Bench (“NCLT”) was held on Friday, March 5, 2021 at 3.30 p.m. IST through two-way video conferencing (‘VC’)/ other audio visual means (“OAVM”). The Company while conducting the meeting adhered to the order dated January 4, 2021 and corrigendum dated January 13, 2021 to the said order (‘Order’), the Ministry of Corporate Affairs (“MCA”) Circulars, Securities and Exchange Board of India (“SEBI”) Circulars, and other social distancing norms in view of the outbreak of COVID -19 pandemic.

Mr Vispi S Patel, Deputy Company Secretary, welcomed the members to the meeting and briefed them on certain points relating to the participation at the meeting through VC.

Mr N Chandrasekaran, Chairman appointed to conduct the meeting by NCLT chaired the meeting. He informed that the meeting was convened pursuant to the Order of NCLT in the matter of the Scheme of Arrangement between the Company and TML Business Analytics Services Limited (“the Transferee Company”) and their respective shareholders (“Scheme”). The requisite quorum being present, the Chairman called the meeting to order. He informed the members that the proceedings of the meeting was video recorded and live streaming was webcast on National Securities Depository Limited (“NSDL”) website.

The Chairman informed that all the Directors of the Company except Ms Hanne Sorensen and Mr Thierry Bolloré attended the meeting. He welcomed all the Directors and requested them to introduce themselves to the members. He informed that respective chairperson of the Audit Committee, the Nomination and Remuneration Committee and the Stakeholders’ Relationship Committee were also present at the meeting. He then introduced the Chief Financial Officer and Deputy Company Secretary present with him at the common venue. The Company’s Statutory Auditors and Secretarial Auditors were also present at the meeting through VC.

The Registers as required under the Companies Act, 2013 (“Act”) and other relevant documents mentioned in the Notice were available for inspection in electronic mode. Since there was no physical attendance of members and in compliance with the circulars issued by the MCA and SEBI, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate shareholders.

The Notice of the meeting, the Explanatory Statement under Sections 230(3), 232(2) and 102 of the Act read with rules framed thereunder, Postal Ballot Form and the Scheme were dispatched to all the members. In addition, advertisements containing Notice of the meeting were duly published in newspapers, in accordance with the directions of the NCLT. With the consent of the members, the Notice convening the meeting was taken as read.

At the request of the Chairman, Mr P B Balaji, Group Chief Financial Officer provided a brief summary of the Scheme, including salient features and rationale of the Scheme.

The following resolution set out in the Notice convening the meeting was put up to the members for voting:

Item No.	Details of the Agenda	Resolution required
1.	For approval of the Scheme of Arrangement between Tata Motors Limited (“Transferor Company”) and TML Business Analytics Services Limited (“Transferee Company”) and their respective shareholders.	Special

*majority of persons representing three fourth in value as per Section 230(6) of the Companies Act, 2013.

The Deputy Company Secretary informed the members that as required under the Act read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided its members the facility to cast their votes through postal ballot and through remote e-voting administered by National Securities Depository Limited. The Chairman also informed that the facility of remote e-voting was available at the venue of the meeting for the members who had earlier not exercised their vote through postal ballot or remote e-voting.

The Deputy Company Secretary informed that Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the NCLT to scrutinize the votes cast at the meeting, as also the votes cast by way of postal ballot and remote e-voting (prior to and during the meeting), in an independent and fair manner.

The Chairman requested the members, who were present at the meeting but had not cast their votes through postal ballot or remote e-voting, to cast their vote at the meeting.

The Chairman then invited the members to express their views, ask questions and seek clarifications on the Scheme. After the members spoke, the Chairman responded to their queries.

The Chairman thanked the members for attending and participating in the meeting and requested the members to continue voting for next 15 minutes. The Chairman authorized Mr Vispi S Patel, Deputy Company Secretary to carry out the voting process and declare the voting results of the consolidated voting. The Chairman thanked the members for their continuing support and for attending and participating in the meeting. After 15 minutes, Mr Patel informed the members that the consolidated voting results alongwith the scrutinizers report would be disseminated through the stock exchanges, placed on the websites of the Company viz. www.tatamotors.com and the National Securities Depository Limited viz. www.evoting.nsdl.com within 48 hours from the conclusion of the meeting.

The meeting concluded at 4:55 p.m.

The Scrutinizer's Report was received after the conclusion of the meeting on March 5, 2021 and as set out therein the said resolution was declared passed with the requisite majority.

Annexure B

Tata Motors Limited

Date of the NCLT Convened Meeting		March 5, 2021
Total number of shareholders on cut-off date (January 22, 2021)	Ordinary Shareholders ‘A’ Ordinary Shareholders	: 1648581 : 235250
	Total:	1883831
No. of shareholders present in the Meeting either in person or through proxy:
Promoters and Promoter Group:	No arrangement for physical meeting or appointment of proxy was made as the meeting was held through VC/OAVM
Public:
No. of shareholders attended the Meeting Video Conferencing:
Promoters and Promoter Group:	3
Public:	57

TATA MOTORS LIMITED
Resolution (1)
Resolution required: (Ordinary / Special)						Special
Whether promoter/ promoter group are interested in the agenda/resolution?						NO

Resolution for approving the Scheme of Arrangement between Tata Motors Limited ('Transferor Company') and TML Business Analytics Services Limited ('Transferee Company') and their respective shareholders under Sections 230-232 of the Companies Act, 2013

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled	Invalid Votes
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
1	Promoter and Promoter Group	E-Voting	1348554086	1313451432	1313451432	100.00	1313451432	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			1313451432	100.00	1313451432	0	100.00	0.00	0
2	Public - Institutional holders	E-Voting	1132573700	899963349	688610054	76.52	688610054	0	100.00	0.00	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			688610054	76.52	688610054	0	100.00	0.00	0
3	Public-Others	E-Voting	1116349004	926409395	152075806	16.42	151176708	899098	99.41	0.59	0
		Poll			0	0.00	0	0	0.00	0.00	0
		Postal Ballot (if applicable)			1100	0.00	1100	0	100.00	0.00	0
		Total			152076906	16.42	151177808	899098	99.41	0.59	0
	Total	E-Voting	3597476790	3139824176	2154137292	68.61	2153238194	899098	99.96	0.04	0
		Poll			1100	0.00	1100	0	100.00	0.00	0
		Postal Ballot (if applicable)			0	0.00	0	0	0.00	0.00	0
		Total			2154138392	68.61	2153239294	899098	99.96	0.04	0

ANNEXURE C
PARIKH & ASSOCIATES	Office
COMPANY SECRETARIES	111, 11th Floor, Sai-Dwar CHS Ltd
Sab TV Lane, Opp Laxmi Industrial Estate,
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai : 400053
Tel No 26301232 / 26301233 / 26301240
Email : cs@parikhassociates.com
parikh.associates@rediffmail.com

To,

The Chairman of the NCLT convened meeting of Equity Shareholders

TATA MOTORS LIMITED

CIN: L28920MH1945PLC004520

Bombay House, 24, Homi Mody Street,

Mumbai 400001

Dear Sir,

Sub:

Consolidated Scrutinizer’s report on the results of voting by shareholders of Tata Motors Limited through postal ballot and remote e- voting process (prior to and during the meeting) the Hon’ble National Company Law Tribunal, Mumbai Bench (“Hon’ble Tribunal” “NCLT”) convened meeting of the equity shareholders of Tata Motors Limited held on March 5, 2021 at 03:30 p.m. IST, through video conferencing/other audio visual means, pursuant to Sections 230-232 of the Companies Act, 2013 (“Act”) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 (“Arrangement Rules”), and Sections 108 and 110 of the Act read with Rule 20 and 22 of Companies (Management and Administration) Rules, 2014 (“Management Rules”) as amended.

I, P. N. Parikh (FCS 327) of M/s. Parikh and Associates, Practicing Company Secretaries have been appointed by the Hon’ble Tribunal, by its order dated January 04, 2021 and corrigendum dated January 13, 2021 to the said order (hereinafter collectively referred to as “Order”), as  Scrutinizer for the purpose of scrutinizing the postal ballot and the remote e-voting process (prior to and during the meeting), in a fair and transparent manner, of the meeting of the Equity Shareholders meeting (consisting of Ordinary Shareholders and ‘A’ Ordinary Shareholders) of Tata Motors Limited convened by the said Order and held on Friday, March 5, 2021 at 03.30 p.m. IST (“Meeting”) through video conferencing (VC) /other audio visual means (OAVM), pursuant to the provisions of the 230 to 232 of Act read with Arrangement Rules and Sections 108 and 110 and of the Act read with Rule 20 and 22 of the Management Rules as amended and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), on the below mentioned resolution seeking approval of the equity shareholders to the Scheme of Arrangement between Tata Motors Limited (“Transferor Company” or “Company”) and TML Business Analytics Services Limited (“Transferee Company”) and their respective shareholders (“Scheme”),  under sections 230 to 232 of the Act.

I do hereby submit my report as under:

1.

The Company had provided its members the facility to exercise their right to vote on the resolution proposed to be considered at the Meeting by postal ballot and through  electronic means (by using the electronic voting system provided by National Securities Depository Limited (“NSDL”)) by (i) remote e-voting prior to the Meeting; (ii) remote e-voting during the Meeting.

2.

To avail the facility of casting their vote through postal ballot, the members were required to scan and send the duly completed postal ballot form with assent (FOR) or dissent (AGAINST) as enclosed in the Notice from their registered email IDs, to the Scrutinizer at tml.scrutinizer@gmail.com with a copy to Registrars and Transfer Agents (“RTA”) at tmlballot2021@tsrdarashaw.com on or before Thursday, March 4, 2021 at 5:00 p.m. IST.  Alternatively, members were allowed to send by registered post  the duly completed postal ballot form, signed and authenticated by the person entitled to vote, alongwith the documents referred herein, to the registered office of the Company at Bombay House, 24 Homi Mody Street, Mumbai 400 001 on or before Thursday, March 4, 2021 at 5:00 p.m. IST.

3.	The voting period for postal ballot and remote e-voting prior to the Meeting commenced on Wednesday, February 3, 2021 at 9.00 a.m. (IST) and ended on Thursday, March 4, 2021 at 5.00 p.m. (IST).

Parikh & Associates	Continuation Sheet

4.

The Company had also provided remote e-voting facility to the Equity Shareholders present at the Meeting through VC/OAVM and who had not cast their votes on resolution earlier by availing the   remote e-voting facility prior to the Meeting or  postal ballot. The remote e-voting module during the Meeting was disabled by NSDL for voting after 15 minutes of the conclusion of the Meeting.

5.

Voting rights of the shareholders was in proportion to their shareholding in the Company as the close of business hours of Friday, January 22, 2021 (“cut off date”). Registered members (including the holders of ‘A’ Ordinary Shares) of the Company as on cut-off date were entitled to attend the Meeting (either in person or by Authorised Representative under Sections 112 and 113 of the Act) through VC/OAVM and vote through electronic means or postal ballot.

6.

As confirmed by the Company, the notice dated January 22, 2021along with the Scheme and explanatory statement under Sections  230(3), 232(1), 232(2) read with section 102 and other applicable provisions of the Act read with Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, Postal Ballot Form and other annexures (“Notices”) was sent to the equity shareholders in respect of the resolution passed at the Meeting through electronic mode to those members whose email addresses were registered with the Company/Depositories, in compliance with the MCA Circulars and SEBI Circulars dated May 12, 2020 and January 15, 2021.

7.

After the closure of the voting at the Meeting of the Equity Shareholders, the report on the remote e-voting done during the Meeting and the votes cast under remote e–voting facility prior to the Meeting and under postal ballot were unblocked and counted.

8.

I have scrutinized and reviewed the remote e-voting prior to and at the Meeting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The downloaded data was reconciled with the records maintained by the RTA and the authorisations with the Company/ RTA.

9.

The postal ballot forms received were kept under my safe custody before commencing scrutiny for such forms. The postal ballot forms (scanned or physical), which were incomplete and/or which were otherwise found to be defective, have been treated as invalid.

10.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and Rules framed thereunder and the SEBI Listing Regulations as applicable relating to voting through remote e-voting, postal ballot and remote e-voting during the Meeting on the resolution mentioned in the Notice.

11.

My responsibility as the Scrutinizer for the remote e-voting process prior to the Meeting, postal ballot and remote e-voting during the Meeting is restricted to scrutinize the postal ballot papers (scanned or physical), remote e-voting process prior to and during the Meeting in a fair and transparent manner and to prepare a consolidated Scrutinizer’s Report of the votes cast “in favour” or “against” the Resolution and “invalid” ballots and votes, based on the reports generated from postal ballot process and the remote e-voting system provided by NSDL.

12.

The resolution placed before the shareholders and the consolidated result of the voting on the same through postal ballot forms received, remote e-voting prior to and during the meeting seeking approval of the Equity Shareholders of the Company are given below.

Resolution:

“RESOLVED that pursuant to the provisions of Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) read with the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, provisions of Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017 issued by the Securities and Exchange Board of India, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 as amended from time to time, the Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble National Company Law Tribunal, Mumbai Bench (hereinafter referred to as ‘the Tribunal’) and subject to such other approvals, permissions and sanctions of regulatory or other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Tribunal or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the ‘Board’, which term shall be deemed to mean and include one or more Committee(s) constituted/ to be constituted by the Board or any other person authorised by it to exercise its powers including the powers conferred by this Resolution), the arrangement embodied in the proposed Scheme of Arrangement between Tata Motors Limited (‘Transferor Company’) and TML Business Analytics Services Limited (‘Transferee Company’) and their respective shareholders (‘Scheme’) enclosed with the Notice of the Meeting, be and is hereby approved.

RESOLVED FURTHER that the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the arrangement embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Tribunal while sanctioning the arrangement embodied in the Scheme or by any authorities under law, or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme, as the Board may deem fit and proper.”

(i) Voted in favour of the resolution:

	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4899	213,08,79,512
‘A’ Ordinary Shares*	974	2,23,59,782
Total	5873	215,32,39,294	99.96

(ii) Voted against the resolution:

	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	217	8,95,785
‘A’ Ordinary Shares*	40	3,313
Total	257	8,99,098	0.04

(iii) Invalid votes:

	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	NIL	NIL
‘A’ Ordinary Shares*	NIL	NIL
Total	NIL	NIL

*Each ’A’ Ordinary shareholder is entitled to one vote for every ten ’A’ Ordinary shares held and fractions, if any, in the votes cast by the said shareholder have been ignored.

Shareholders who have split their votes into “Assent” as well as “Dissent”, while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head “Assent”.

13.

All registers, relevant records and other incidental papers related to postal ballot papers and remote e-voting prior to and during the Meeting were handed over to the Deputy Company Secretary of the Company for safe keeping.

Thanking you.

Yours faithfully,

P.N. Parikh

Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111,11th Floor, Sai Dwar CHS Ltd

Sab TV Lane, Opp. Laxmi Indl. Estate,

Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai – 400053

Place: Mumbai
Dated: March 5, 2021

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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